The German King -- Jordan Email -- Angel Studios List | Winner

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ANGEL STUDIOS

Hey Angel fans,

We've partnered with many amazing projects recently, and I am so excited to introduce you to *The German King* which tells the true story of an African Hero, Rudolf Douala Manga Bell. Their team is full of talented Hollywood professionals who have worked on huge productions like *The Expanse, Edge of Tomorrow, Captain America: Winter Soldier* and so many more! Click here to help make this series possible and EXPRESS INTEREST in *The German King*.

EXPRESS INTEREST

I love that Angel Studios' mission has attracted people with huge filmmaking experience. Adetokumboh M'Cormack, actor and creator of *The German King*, has told me himself how tired he is of the roles Hollywood wants to cast him in, so he has set out to tell stories that matter to him. His passion and tenacity helped him create an award-winning short film version of The German King. When I first saw it, I knew we could help him turn this into a multi-season series.



THE
GERMAN
KING

Set during The Scramble For Africa leading up to the First World War, *The German King* is inspired by the true story of Rudolf Douala Manga Bell. Estranged from his homeland, Rudolf returns to Cameroon only to find oppression, grief, and death. Confronted with injustice and compelled to act, Rudolf leads a rebellion against Kaiser Wilhelm II, a man Rudolf once counted as a brother. This is a moving series about one of Africa's greatest forgotten heroes. This series will tell Rudolf's story in such a way as to reclaim and immortalize a royal heritage of bravery, nobility, and love.



ANGEL
— THE —
GERMAN
KING
Live with Creator
Adetokumboh M'Cormack
LIVE

You can learn more about *The German King* by watching last week's livestream where I talked with Adetokumboh M'Cormack about the project, as he opens up about why he is telling this story.

WATCH LIVESTREAM

Sincerely,

Jordan Harmon
Co-Founder & President
Angel Studios

Disclosure: The German King is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.

The German King has entered into a Campaign Booster and Loan Agreement with Angel Studios, Inc. and granted Angel Studios an option to distribute its series as consideration for Angel Studios providing a monetary loan as well as assistance and expertise in the television/film production and advertising space while The German King is trying to raise money to fund the production of the series. If Angel Studios exercises the option to distribute The German King series, Angel Studios will share in the revenues generated by the series. The German King may also use a portion of the proceeds to repay the loan from Angel Studios.

ANGEL
STUDIOS

Live this week!

Join us in the Angel app or on YouTube or Facebook to see what's new at Angel Studios.

The Wingfeather Saga


THE MUSIC OF
THE WINGFEATHER SAGA
with Special Guests
July 12 2PM CDT
ANGEL

Tuesday, July 12 at 1pm MT

Experience the magical music that matches the gorgeous art and touching storylines of The Wingfeather Saga.

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Testament


TESTAMENT
BIBLICAL WONDER
LIVE
ANGEL

Wednesday, July 13 at 3pm MT

Learn about their journey to Angel Studios with Jordan Harmon.

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The German King


— THE —
GERMAN
KING
Live with Prince
Daniel Douala Manga Bell
ANGEL
LIVE

Thursday, July 14 at 5pm MT

Tune in as we talk with Cameroonian Prince Daniel Douala Manga Bell! He's a direct descendant of Rudolf Douala Manga Bell—one of Africa's greatest forgotten heroes and the protagonist of *The German King*.

Set a Reminder

The Chosen

Sunday, July 17 at 6pm ET

Join us for something special: For one night only you can watch a scene from Season 3!

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Missed last week's livestreams? Stream them here:

- Tuttle Twins
- Truth & Conviction
- The Wingfeather Saga

See you at the livestreams,

Angel Studios

THE GERMAN KING

Legacy Of The King



— THE —
GERMAN
KING
Live with Prince
Daniel Douala Manga Bell
ANGEL
LIVE

Livestream at 6:00pm PDT

WATCH ON FACEBOOK

WATCH ON YOUTUBE

We have the privilege of being joined by Cameroonian Royalty, Prince Daniel Douala Manga Bell, on this livestream! Prince Daniel is a direct descendant of Rudolf Douala Manga Bell, one of Africa's greatest forgotten heroes and protagonist of The German King. Prince Daniel and The German King creator, Adetokumboh M'Cormack, will share Rudolf's journey from King to Martyr.

Tune in today to learn how Rudolf fought to free the native Cameroonian people and what his legacy means today. You won't want to miss this powerful story.

Help make this a reality: http://angel.com/germanking

ANGEL

THE GERMAN KING

0 (0%)

Hello,

In 2018, you were one of the first people to believe in *The German King*. With your help, we raised enough money to create a beautiful short film. That short film received many recognitions and awards and is now being made into a multi-season series! We have partnered with Angel Studios to gauge the interest in the crowd for a potential investment round.

EXPRESS INTEREST 27 (54%)

1 (2%)


THE
GERMAN
KING
ANGEL

This is an exciting opportunity to let our fans be a part of the making of *The German King*. By expressing interest, you are letting us know you would be interested in investing in *The German King* multi-season series. We aren't accepting money right now, but if we gain enough interest, we plan to go to the crowd to raise funds for this production. It would be a chance to be a part of something meaningful and share in any profits of the project as well.

The true story of Rudolf Duala Manga Bell follows the hero's journey much like our favorite superheroes do. As a multi-season series, we can show this piece of forgotten history. We believe that this story blends politics and personal valor creating a compelling world that will draw fans from several genres. The German King celebrates the royal threads and fantastic settings that make up the tapestry of African culture. Our hope is that we can pull back the veil of underrepresentation and showcase the forgotten stories of African history.

0 (0%)


Soul West Fest
AFRICA FILM FESTIVAL
LA SHORTS
MVAAFF

We have taken the short film worldwide. not only has it won many awards, but it has opened eyes and changed hearts. That is why we are so excited to explore this piece of history through multiple generations. There is such a rich back story to the life of Rudolf Duala Manga Bell. We hope to explore the intricacies that lead up to WWI and include some key characters from history that we are familiar with like Queen Victoria and Kaiser Whilhelm II. It will have the epic feel of *Game of Thrones* and the political intrigue of *The Crown*.

Help us make this series by expressing interest now.

EXPRESS INTEREST 22 (44%)

0 (0%) 0 (0%) 0 (0%)

__Disclosure:__ The German King is "testing the waters" to gauge investor interest in an offering of securities under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering materials are filed with the Securities and Exchange Commission. A prospective purchaser's indication of interest is non-binding.

Livestreams Email 8/9 | Winner

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ANGEL STUDIOS

New content alert! Read about the weekly livestreams below.

The Wingfeather Saga


ANGEL
THE WINGFEATHER SAGA
What's Next?
August 11
2pm CT

Thursday, August 11 at 1pm MT

Teaser trailer alert! Join us to see the preview, learn the premiere date for Episode 1, and who got cast as your favorite characters.

SET A REMINDER

The German King


ANGEL
SCRIPT TO SCREEN
WITH GLENTON RICHARDS AND CHRIS FREEMAN
THE GERMAN KING

Friday, August 12 at 12pm MT

How do you translate monumental historical moments to the screen? You need a monumental script. Join us live with Glenton Richards and Chris Freeman to learn how the did it.

SET A REMINDER

Missed last week's livestreams? Stream them here:

- Tuttle Twins
- Angel Studios
- The Wingfeather Saga

Enjoy!

Angel Studios

**The German King is "testing the waters" to gauge investor interest in an offering of securities. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering materials are filed with the Securities and Exchange Commission. A prospective purchaser's indication of interest is non-binding.*

***Disclosure: The Wingfeather Saga has granted Angel Studios, Inc. an option to distribute its series as consideration for Angel Studios' assistance and expertise in the television/movie production and advertising space while The Wingfeather Saga is trying to raise money to fund the production of the film. If Angel Studios exercises the option to distribute the series, Angel Studios will share in the revenues generated by the film.*

LS German King 7.14.2022 | Winner

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THE GERMAN KING

Legacy Of The King



— THE —
GERMAN
KING
Live with Prince
Daniel Douala Manga Bell
ANGEL
LIVE

Livestream at 6:00pm PDT

WATCH ON FACEBOOK

WATCH ON YOUTUBE

We have the privilege of being joined by Cameroonian Royalty, Prince Daniel Douala Manga Bell, on this livestream! Prince Daniel is a direct descendant of Rudolf Douala Manga Bell, one of Africa's greatest forgotten heroes and protagonist of The German King. Prince Daniel and The German King creator, Adetokumboh M'Cormack, will share Rudolf's journey from King to Martyr.

Tune in today to learn how Rudolf fought to free the native Cameroonian people and what his legacy means today. You won't want to miss this powerful story.

Help make this a reality: http://angel.com/germanking

ANGEL

Disclosure: The German King is "testing the waters" to gauge investor interest in an offering of securities under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering materials are filed with the Securities and Exchange Commission. A prospective purchaser's indication of interest is non-binding.